P.E. 1/11/02

02011891

D-11743

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

JAN 25 2002

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January, 2002

WACOAL CORP.
(Translation of Registrant's name into English)

29, Nakajima-cho, Kisshoin, Minami-ku
Kyoto, Japan
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

This report is a Report on Form 6-K filed by Wacoal Corp.

This Report contains a copy of the Semi-Annual Report for the 6-month period ended September 30, 2001.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WACOAL CORP.
(Registrant)

By/s/KENYA YAMAMOTO
Kenya Yamamoto
Pursuant to Power-of-Attorney

Dated: January 24, 2002

Semiannual Report

2002

For the six months ended September 30, 2001

Wacoal

Message from the President



Performance

During the semiannual period ended September 30, 2001, the Japanese economy entered a period of adjustment, with the negative effects of falling exports and sluggish private-sector investment having an adverse impact on consumer spending. Overseas, a slump in the U.S. economy led to signs of a slowdown in the global economy.

Faced with these circumstances, Wacoal worked to further strengthen its business base through measures designed to improve the Company's product range and increase points of contact with customers. In our overseas operations, Wacoal affiliates in Asia posted healthy sales gains. Wacoal America, which had continued to struggle until the end of the previous fiscal year, recorded strong sales thanks to such factors as an improved performance by the DKNY brand.

Despite the difficult operating environment and the impact of high-profile business failures and store closures in the retail industry, the Company recorded consolidated net sales for the semiannual period of ¥85.4 billion ($716 million), a 2.2% increase over the same period in the previous fiscal year. Although we began to realize reduced costs from the restructuring of our distribution business, this was not sufficient to offset higher management overheads, including increased expenses related to the Company's retirement benefit scheme, which led to a 4.8% decline in operating income from the prior corresponding period, to ¥7.4 billion ($62 million). Income before income taxes for the period under review fell 44.9%, to ¥7.9 billion ($66 million), primarily due to the effects of an extraordinary gain of ¥6.6 billion in the previous semiannual period resulting from the establishment of a retirement fund for employees. Net income dropped 35.7%, to ¥4.8 billion ($40 million).

Outlook

There is growing concern the U.S. economy is about to enter a recessionary phase, with the terrorist attacks of September 11 and subsequent anthrax incidents having a severe impact on the economy. Also, there are now real fears the fall in consumer spending in the United States will spread globally.

In the domestic women's apparel industry, consumer trends toward reduced spending and a more selective approach to buying, based on a stronger emphasis between price and value, continue to become more pronounced. Moreover, along with drastic shifts in the Japanese retail industry, competition is expected to intensify further.

In response to this situation, we will continue to adopt aggressive measures to increase points of contact with customers and push forward with a restructuring of our business through management focused on boosting efficiency. Plans call for expanding our SPA (specialty store retailing of private label apparel) business, enhancing our mail-order business through catalog sales, and promoting our Internet-based direct sales, which began during the previous fiscal period. To raise management efficiency, we are integrating distribution centers, rationalizing materials sourcing, and building a subregional overseas manufacturing structure.

For the full fiscal year ending March 31, 2002, we expect to record consolidated net sales of ¥164.0 billion, a slight increase from the previous fiscal year, and net income of ¥6.1 billion, a year-on-year decline of 44%.

In closing, I would like to thank our shareholders for their support in this semiannual period, and I look to their continued backing as we face the challenges ahead.

January 2002

Yoshikata Tsukamoto
President and Representative Director

Consolidated Balance Sheets

WACOAL CORP. AND SUBSIDIARIES
September 30, 2001 and 2000 (unaudited)

ASSETS	Millions of Yen 2001	Millions of Yen 2000	Thousands of U.S. Dollars 2001
Current Assets:			
Cash and cash equivalents:			
Cash	¥ **8,815**	¥ 7,759	$ **73,933**
Time deposits and certificates of deposit	**26,054**	35,360	**218,519**
Total	**34,869**	43,119	**292,452**
Marketable securities	**38,487**	33,174	**322,796**
Notes and accounts receivable:			
Trade notes	**2,156**	2,745	**18,083**
Trade accounts	**25,469**	25,302	**213,612**
Allowance for returns and doubtful receivables	**(3,568)**	(3,301)	**(29,925)**
Inventories	**24,950**	24,752	**209,259**
Deferred income taxes	**4,666**	4,604	**39,134**
Other current assets	**1,769**	2,220	**14,837**
Total current assets	**128,798**	132,615	**1,080,248**
Property, Plant and Equipment:			
Land	**25,318**	25,245	**212,346**
Buildings	**55,468**	54,966	**465,218**
Machinery and equipment	**11,790**	11,286	**98,885**
Total	**92,576**	91,497	**776,449**
Accumulated depreciation	**(34,219)**	(32,338)	**(287,000)**
Net property, plant and equipment	**58,357**	59,159	**489,449**
Other Assets:			
Investments in affiliates	**9,295**	8,095	**77,959**
Investments	**24,021**	26,497	**201,468**
Lease deposits and other	**6,469**	5,383	**54,256**
Total other assets	**39,785**	39,975	**333,683**
Total	**¥226,940**	¥231,749	**$1,903,380**

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of Yen 2001	Millions of Yen 2000	Thousands of U.S. Dollars 2001
Current Liabilities:			
Short-term bank loans	**¥ 7,720**	¥ 8,140	**$ 64,749**
Notes and accounts payable:			
Trade notes	**7,322**	7,484	**61,411**
Trade accounts	**6,274**	6,423	**52,621**
Accrued payroll and bonuses	**7,757**	8,006	**65,059**
Income taxes payable	**4,082**	4,065	**34,236**
Other current liabilities	**6,218**	5,724	**52,151**
Current portion of long-term debt	**510**	564	**4,278**
Total current liabilities	**39,883**	40,406	**334,505**
Long-Term Liabilities:			
Long-term debt	**900**	1,248	**7,548**
Liability for termination and retirement benefits	**7,374**	6,458	**61,847**
Deferred income taxes	**6,320**	8,832	**53,007**
Total long-term liabilities	**14,594**	16,538	**122,402**
Minority Interests	**1,834**	1,751	**15,382**
Shareholders' Equity:			
Common stock, par value of ¥50 per share authorized, 235,000,000 and 239,315,000 shares at September 30, 2001 and 2000; issued and outstanding, 149,116,685 and 153,431,685 shares at September 30, 2001 and 2000	**13,260**	13,260	**111,214**
Additional paid-in capital	**25,242**	25,242	**211,708**
Retained earnings	**132,723**	131,114	**1,113,168**
Accumulated other comprehensive income (loss):			
Foreign currency translation adjustments	**(1,697)**	(2,545)	**(14,233)**
Unrealized gains on securities	**1,101**	5,983	**9,234**
Total shareholders' equity	**170,629**	173,054	**1,431,091**
Total	**¥226,940**	¥231,749	**$1,903,380**

Consolidated Statements of Income and Retained Earnings

WACOAL CORP. AND SUBSIDIARIES
Six months ended September 30, 2001 and 2000 (unaudited)

	Millions of Yen		Thousands of U.S. Dollars
	2001	2000	2001
Net Sales	¥ 85,374	¥ 83,552	$ 716,045
Operating Costs and Expenses:			
Cost of sales	44,306	43,712	371,601
Selling, general and administrative	33,675	32,075	282,438
Total operating costs and expenses	77,981	75,787	654,039
Operating Income	7,393	7,765	62,006
Other Income and Expenses:			
Interest income	188	159	1,577
Interest expense	(136)	(173)	(1,141)
Dividend income	125	161	1,049
Gain on sale, transfer or exchange of investments	544	6,878	4,563
Other–net	(242)	(493)	(2,030)
Income before Income Taxes, Equity in Net Income of Affiliated Companies, Minority Interests and Cumulative Effect of Accounting Change	7,872	14,297	66,024
Income Taxes:			
Current	3,825	3,703	32,081
Deferred	(257)	2,327	(2,155)
Total income taxes	3,568	6,030	29,926
Income before Equity in Net Income of Affiliated Companies, Minority Interests and Cumulative Effect of Accounting Change	4,304	8,267	36,098
Equity in Net Income of Affiliated Companies	639	683	5,359
Minority Interests	(128)	(174)	(1,073)
Income before Cumulative Effect of Accounting Change	4,815	8,776	40,384
Cumulative Effect of Accounting Change	–	(1,286)	–
Net Income	4,815	7,490	40,384
Retained Earnings:			
Beginning of period	132,322	126,780	1,109,805
Appropriations:			
Cash dividends paid			
Common stock	(2,040)	(2,542)	(17,110)
Retirement of treasury stock	(2,374)	(614)	(19,911)
End of period	¥132,723	¥131,114	$1,113,168

	Yen		U.S. Dollars
Income before Cumulative Effect of Accounting Change per American Depositary Share	¥ 160	¥ 285	$ 1.34
Net Income per American Depositary Share	160	243	1.34

(5 shares of common stock)

Consolidated Statements of Cash Flows

WACOAL CORP. AND SUBSIDIARIES
Six months ended September 30, 2001 and 2000 (unaudited)

	Millions of Yen		Thousands of U.S. Dollars
	2001	2000	**2001**
Operating Activities:			
Net income	**¥ 4,815**	¥ 7,490	**$ 40,384**
Adjustments to reconcile net income to net cash provided by operating activities:			
Cumulative effect of accounting change	**—**	1,286	**—**
Depreciation and amortization	**1,518**	1,555	**12,732**
Deferred income taxes	**(257)**	2,327	**(2,155)**
Gain on sale, transfer or exchange of investments	**(544)**	(6,878)	**(4,563)**
Undistributed earnings of affiliates, less dividends	**(348)**	(388)	**(2,919)**
Changes in operating assets and liabilities	**(777)**	479	**(6,517)**
Net cash provided by operating activities	**4,407**	5,871	**36,962**
Investing Activities:			
Proceeds from sales and redemption of marketable securities	**10,199**	8,519	**85,541**
Payments to acquire marketable securities	**(14,107)**	(17,544)	**(118,318)**
Proceeds from sales of property, plant and equipment	**6**	216	**50**
Proceeds from sales and redemption of investments	**15**	392	**126**
Capital expenditures	**(1,376)**	(799)	**(11,541)**
Payments to acquire investments	**(628)**	(19)	**(5,267)**
Decrease in lease deposits and other	**82**	148	**688**
Net cash used in investing activities	**(5,809)**	(9,087)	**(48,721)**
Financing Activities:			
Decrease in short-term bank loans	**(578)**	(49)	**(4,848)**
Repayments of long-term debt	**(88)**	(415)	**(738)**
Proceeds from issuance of long-term debt	**61**	61	**512**
Retirement of treasury stock	**(2,374)**	(614)	**(19,911)**
Dividends paid on common stock	**(2,040)**	(2,542)	**(17,110)**
Net cash used in financing activities	**(5,019)**	(3,559)	**(42,095)**
Effect of Exchange Rate Changes on Cash and Cash Equivalents	**94**	5	**789**
Net Decrease in Cash and Cash Equivalents	**(6,327)**	(6,770)	**(53,065)**
Cash and Cash Equivalents at Beginning of Period	**41,196**	49,889	**345,517**
Cash and Cash Equivalents at End of Period	**¥ 34,869**	¥ 43,119	**$ 292,452**
Additional Cash Flow Information:			
Cash paid for:			
Interest	**¥ 141**	¥ 182	**$ 1,183**
Income taxes	**2,836**	2,671	**23,786**
Noncash investing activities:			
Fair value of marketable securities contributed to retirement trust fund	–	7,705	–
Fair value of marketable securities received in exchange for certain investment securities with a recorded amount of ¥1,068 million	**1,927**	–	**16,162**

Notes to Consolidated Financial Statements

1. Translation into United States Dollars:

The financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and operates. The translations of Japanese yen amounts into U.S. dollar amounts are included solely for convenience and have been made at the rate of ¥119.23 to $1, the buying rate for yen in New York City at September 28, 2001. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at the above or any other rate.

2. Comprehensive Income (Loss):

The following table presents components of the Company's comprehensive income (loss):

	Millions of yen	
	2001	2000
Net income	**¥ 4,815**	¥ 7,490
Other comprehensive income (loss)–net of tax:		
Foreign currency translation adjustments	**721**	686
Unrealized loss on securities	**(3,051)**	(5,578)
Other comprehensive loss	**(2,330)**	(4,892)
Total comprehensive income	**¥ 2,485**	¥ 2,598

American Depositary Receipts

Cusip No.:	930004205
Ratio (ADR:ORD):	1:5
Exchange:	NASDAQ
Symbol:	WACLY
Depositary:	The Bank of New York 620 Avenue of the Americas, 6th Floor, New York, NY 10011, U.S.A. Tel: (212) 462-6669 U.S. toll free: 888-269-2377 (888-BNY-ADRS) http://www.adrbny.com

WACOAL CORP.

29, Nakajima-cho, Kisshoin, Minami-ku, Kyoto 601-8530, Japan
Tel: (075) 682-5111 Fax: (075) 661-5603

Principal Subsidiaries

Studio Five Corp.
Point Up Inc.
Tokai Wacoal Sewing Corp.
Nagasaki Wacoal Sewing Corp.
Niigata Wacoal Sewing Corp.
Fukuoka Wacoal Sewing Corp.
Fukushima Wacoal Sewing Corp.
Kumamoto Wacoal Sewing Corp.
Hokuriku Wacoal Sewing Corp.
Miyazaki Wacoal Sewing Corp.
Nanasai Co., Ltd.
Wacoal International Corp.
Wacoal America, Inc.
Wacoal France S.A.
Wacoal Singapore Pte. Ltd.
Wacoal Hong Kong Co., Ltd.
Wacoal International Hong Kong Co., Ltd.
Beijing Wacoal Co., Ltd.
Guangdong Wacoal Inc., Ltd.
Vietnam Wacoal Corp.
Philippine Wacoal Corp.

International Joint Ventures

Shinyoung Wacoal Inc.
Thai Wacoal Public Co., Ltd.
Taiwan Wacoal Co., Ltd.
Indonesia Wacoal Co., Ltd.
Shanghai Yadie Fashion Co., Ltd.